UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number: 001-33129

ALLOT LTD.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

EXPLANATORY NOTE

On May 12, 2022, Allot Ltd. (the “Company”) announced that it had entered into a Cooperation Agreement (the “Cooperation Agreement”) with Outerbridge Capital Management, LLC, QVT Financial LP, and certain of their affiliates (collectively, “Outerbridge”), which collectively own approximately 7.5% of the Company’s outstanding shares.  A copy of the Cooperation Agreement is attached hereto as Exhibit 4.1.

Pursuant to the Cooperation Agreement, the Company has agreed to immediately appoint Raffi Kesten as a member of the board of directors of the Company to fill the vacancy on the board of directors created by the departure of Miron (Ronnie) Kenneth, a Class II director. The Company has also agreed to nominate Mr. Kesten for election to the board of directors as a Class II director at the Company’s 2022 annual shareholder meeting and then again for a three-year term at the 2023 annual shareholder meeting.  Outerbridge has agreed to vote, among other things, in favor of the Company’s board nominees and has agreed to customary standstill provisions until one day after the Company’s 2023 annual shareholder meeting (the “Standstill Period”), provided that Outerbridge shall be permitted to acquire additional shares to enable total ownership of up to 15% percent of the Company’s outstanding shares during the Standstill Period.  Outerbridge will also have the right to review and participate in financings, if any, from shareholders of the Company at the time of the financing subject to certain exceptions.

Mr. Kesten has been determined by the Board to be an independent director under NASDAQ listing standards and the applicable rules of the Securities and Exchange Commission, and otherwise satisfies applicable requirements under the Israeli Companies Law.  Mr. Kesten is not affiliated with Outerbridge.

The above description is qualified in its entirety by the terms of the Cooperation Agreement attached as Exhibit 4.1 to this Form 6-K, and incorporated herein by reference.

Also on May 12, 2022, the Company issued a press release announcing the appointment of Mr. Kesten to the board of directors and the entry into the Cooperation Agreement. A copy of the press release entitled “Allot Appoints Raffi Kesten to Board of Directors; Announces Cooperation Agreement with Outerbridge and QVT” is attached to this Form 6-K as Exhibit 99.1.

The information in this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (333-172492, 333-180770, 333-187406, 333-194833, 333-203028, 333-210420, 333-216893, 333-223838, 333-230391, 333-237405, 333-254298 and 333-263767) and Form F-3 (File No. 333-254296).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

May 12, 2022	By:	/s/ Daniella Naveh
Daniella Naveh
Deputy General Counsel

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Cooperation Agreement, dated May 11, 2022 by and among the Company and Outerbridge Capital Management, LLC and QVT Financial LP, and certain of their affiliates

99.1	Press Release